United States securities and exchange commission logo





                              October 8, 2021

       Yunwu Li
       Chief Executive Officer and Chairman of the Board of Directors CDT Environmental Technology Investment Holdings Limited
       C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
       Nanshan District, Shenzhen, China 518057

                                                        Re: CDT Environmental
Technology Investment Holdings Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed September 24,
2021
                                                            File No. 333-252127

       Dear Mr. Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2021 letter.

       Amendment No, 3 to Registration Statement on Form F-1

       Cover Page

   1. We note your revisions in response to prior comment 1. Please revise to make clear whether these risks
could result in a material change in your operations and/or the value of your ordinary shares or
could significantly limit or completely hinder your ability to offer or continue to offer
securities to investors and cause the value of such securities to significantly decline
or be worthless.
       Prospectus Summary, page 1

   2. We note your revisions in response to prior comment 2 and reissue the comment. In your summary of risk
factors, disclose the risks that being based in and having the majority of
 Yunwu Li
FirstName  LastNameYunwu  Li Investment Holdings Limited
CDT Environmental  Technology
Comapany
October    NameCDT Environmental Technology Investment Holdings Limited
        8, 2021
October
Page 2 8, 2021 Page 2
FirstName LastName
         the company   s operations in China poses to investors. In particular,
describe the
         significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. We note your disclosure on page 15 in response to prior comment 3 that you are currently not required to obtain permission from any Chinese authorities to operate, or to issue your
         Ordinary Shares to foreign investors. We also note your disclosure that you and your subsidiaries are not required to obtain permission or approval relating to your Ordinary
         Shares from PRC authorities, including the China Securities Regulatory Commission and
         the CAC, for your subsidiaries    operations, nor have you or your
subsidiaries received any
         denial for your subsidiaries    operations with respect to this
offering. Please also include
         this disclosure in your prospectus summary. Please also reconcile such disclosure in this risk factor with your disclosure on page 25 that the approval of the China Securities
         Regulatory Commission may be required in connection with this offering under PRC law.
Risk Factors
We primarily rely on a limited number of vendors, and the loss of any such vendor could harm our business, page 10

4. You stated in your prior response letter dated August 26, 2021 that you intended to more fully describe your relationship with Shanghai Junqiang in this amendment. However, this disclosure is not included in this amendment. Please revise to provide a more detailed description of your relationship with this supplier, including which types of products are supplied, and whether such relationship involves long term agreements or arrangements.
         Please also describe the material terms of any such agreements or arrangements.
Risks Related to Doing Business in China, page 15

5. Please revise to include a separate risk factor addressing the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, in this risk factor, acknowledge the risk that any such action could
 Yunwu Li
CDT Environmental Technology Investment Holdings Limited
October 8, 2021
Page 3
      significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
      We note your related disclosure on page 15.
        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameYunwu Li
                                                  Division of Corporation
Finance
Comapany NameCDT Environmental Technology Investment Holdings Limited
                                                  Office of Energy &
Transportation
October 8, 2021 Page 3
cc:       Matthew Ogurick, Esq.
FirstName LastName